                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             -------------------------------------------------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              (AMENDMENT NO. __)(1)


                                HANDSPRING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    410293104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /   Rule 13d-1(b)

      / /   Rule 13d-1(c)

      /x/   Rule 13d-1(d)



-----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 410293104                    13G                     Page 2 of 7 Pages
--------------------------------------------------------------------------------
     1       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of above persons

             KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED
             PARTNERSHIP ("KPCB VIII") 77-0431351
--------------------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group*  (a)/ /   (b)/x/
--------------------------------------------------------------------------------

     3       SEC Use Only
--------------------------------------------------------------------------------
     4       Citizenship or Place of Organization

                   CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
     Number of      5      Sole Voting Power                                 0
      Shares
  Beneficially    --------------------------------------------------------------
    Owned by        6      Shared Voting Power                      17,325,915
      Each
   Reporting      -------------------------------------------------------------
  Person With       7      Sole Dispositive Power                            0

                  --------------------------------------------------------------
                    8      Shared Dispositive Power                 17,325,915

--------------------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by                 17,325,915
             Each Reporting Person
--------------------------------------------------------------------------------
    10       Check Box if the Aggregate Amount in Row (9)                  / /
             Excludes Certain Shares*

--------------------------------------------------------------------------------
    11       Percent of Class Represented by Amount in Row 9             13.6%

--------------------------------------------------------------------------------
    12       Type of Reporting Person*                                     PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 410293104                    13G                    Page 3 of 7 Pages
--------------------------------------------------------------------------------
     1       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of above persons

             KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
             ("KPCB VIII ASSOCIATES") 94-3240818
--------------------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group* (a) / /  (b) /X/

--------------------------------------------------------------------------------
     3       SEC Use Only

--------------------------------------------------------------------------------
     4       Citizenship or Place of Organization

                   CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                   5      Sole Voting Power                                  0
  Number of       -------------------------------------------------------------
   Shares          6      Shared Voting Power
 Beneficially
   Owned by               18,329,826 shares of which 17,325,915 shares are
     Each                 directly held by KPCB VIII and 1,003,911 shares are
  Reporting               directly held by KPCB VIII Founders Fund, L.P., a
Person With               California limited partnership ("KPCB VIII FF"). KPCB
                          VIII Associates is the general partner of KPCB VIII
                          and KPCB VIII FF.
                  -------------------------------------------------------------
                   7      Sole Dispositive Power                             0
                  -------------------------------------------------------------
                   8      Shared Dispositive Power

                          18,329,826 shares of which 17,325,915 shares are directly held by KPCB VIII and 1,003,911 shares are directly held by KPCB VIII FF. KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF.
-------------------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by Each           18,329,826
             Reporting Person
-------------------------------------------------------------------------------
    10       Check Box if the Aggregate Amount in Row (9)                 / /
             Excludes Certain Shares*
-------------------------------------------------------------------------------
    11       Percent of Class Represented by Amount in Row 9            14.4%
-------------------------------------------------------------------------------
    12       Type of Reporting Person*                                     PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 410293104                    13G                    Page 4 of 7 Pages
-------------------------------------------------------------------------------
     1       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of above persons

                   L. JOHN DOERR
-------------------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group* (a)/ /  (b)/x/
-------------------------------------------------------------------------------
     3       SEC Use Only
-------------------------------------------------------------------------------
     4       Citizenship or Place of Organization

                   UNITED STATES
-------------------------------------------------------------------------------
                          5      Sole Voting Power                         0
     Number of            -----------------------------------------------------
       Shares             6      Shared Voting Power
   Beneficially
      Owned by                   18,799,821 shares of which 17,325,915 shares
        Each                     are directly held by KPCB VIII, 1,003,911
     Reporting                   shares are directly held by KPCB VIII FF, and
    Person With                  469,995 shares are directly held by KPCB
                                 Information Sciences Zaibatsu Fund II, L.P.,
                                 a California limited partnership ("KPCB ZF
                                 II"). Mr. Doerr is a general partner of KPCB
                                 VIII Associates and KPCB VII Associates,
                                 L.P., a California limited partnership
                                 ("KPCB VII Associates"), the general partner
                                 of KPCB ZF II. Mr. Doerr disclaims
                                 beneficial ownership of the shares held
                                 directly by KPCB VIII, KPCB VIII FF and KPCB
                                 ZF II.
                          -----------------------------------------------------
                          7      Sole Dispositive Power                     0
                          -----------------------------------------------------
                          8      Shared Dispositive Power

                                 18,799,821 shares of which 17,325,915 shares
                                 are directly held by KPCB VIII, 1,003,911
                                 shares are directly held by KPCB VIII FF, and 469,995 shares are directly held by KPCB ZF
                                 II. Mr. Doerr is a general partner of KPCB
                                 VIII Associates and KPCB VII Associates. Mr.
                                 Doerr disclaims beneficial ownership of the
                                 shares held directly by KPCB VIII, KPCB VIII
                                 FF and KPCB ZF II.
-------------------------------------------------------------------------------
 9           Aggregate Amount Beneficially Owned by Each           18,799,821
             Reporting Person
-------------------------------------------------------------------------------
 10          Check Box if the Aggregate Amount in Row (9)
             Excludes Certain Shares*
-------------------------------------------------------------------------------
 11          Percent of Class Represented by Amount in Row 9             13.6%
-------------------------------------------------------------------------------
 12          Type of Reporting Person*                                     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 7 Pages

ITEM 1(a)        NAME OF ISSUER:

                 Handspring, Inc.

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 189 Bernardo Avenue
                 Mountain View, CA 94043

ITEM 2(a)-(c)    NAME OF PERSON FILING:

                 This statement is being filed by KPCB VIII Associates whose principal business address is 2750 Sand Hill Road, Menlo Park, California 94025. Mr. Doerr, a general partner of KPCB VIII Associates and KPCB VII Associates, whose principal business address is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, CA 94025, is a United States citizen. KPCB VIII Associates is general partner to KPCB VIII and KPCB VIII FF. KPCB VII Associates is general partner to KPCB ZF II.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock

ITEM 2(e)        CUSIP NUMBER:

                 410293104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not Applicable

ITEM 4.          OWNERSHIP.

                 See Items 5-11 of cover sheets hereto.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Under certain circumstances set forth in the limited partnership agreements of KPCB VIII, KPCB VIII FF and KPCB ZF II, the general and limited partners of such entities, may have the right to receive dividends on, or the proceeds from the sale of the Shares of Handspring, Inc., held by such entity. No such partner's rights relate to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable

ITEM 10.         CERTIFICATION.

                 Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001
L. JOHN DOERR                          KPCB VIII ASSOCIATES, L.P., A
                                       CALIFORNIA LIMITED PARTNERSHIP




Signature:  /s/ Michael S. Curry       Signature: /s/ Brook H. Byers
            --------------------                  ------------------
            Michael S. Curry                      Brook H. Byers
            Attorney-in-Fact                      A General Partner

                                       KLEINER PERKINS CAUFIELD
                                       & BYERS VIII, L.P., A
                                       CALIFORNIA LIMITED PARTNERSHIP

                                       By: KPCB VIII Associates, L.P.,
                                       a California Limited Partnership
                                       its General Partner

                                       Signature: /s/ Brook H. Byers
                                                  ---------------------
                                                  Brook H. Byers
                                                  A General Partner




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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 13, 2001, containing the information required by Schedule 13G, for the Shares of Handspring, Inc., held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.


Date:    February 13, 2001

L. JOHN DOERR                                KPCB VIII ASSOCIATES, L.P., A
                                             CALIFORNIA LIMITED PARTNERSHIP

Signature:      /s/  Michael S. Curry        Signature:    /s/  Brook H. Byers
                ----------------------                  ----------------------
                Michael S. Curry                           Brook H. Byers
                Attorney-in-Fact                           A General Partner

                                              KLEINER PERKINS CAUFIELD & BYERS
                                              VIII, L.P., A  CALIFORNIA
                                              LIMITED PARTNERSHIP

                                              By: KPCB VIII Associates, L.P. a
                                              California Limited Partnership,
                                              its General Partner

                                              Signature: /s/ Brook H. Byers
                                                         ---------------------
                                                         Brook H. Byers
                                                         A General Partner